Exhibit 99.1

Valens Semiconductor Unveils Breakthrough USB3 & Power Industrial Grade Extender, providing an immediate enhancement to USB3 cameras that are widespread in the Machine Vision Market

The Company’s first product-level offering will accelerate time to market and address a major industry pain-point

Hod Hasharon, ISRAEL. October 7, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, announced the launch of its latest innovation, a USB3 industrial grade extender, marking a significant milestone in the Company’s expansion into the industrial sector. This cutting-edge product unlocks new possibilities for system designers and integrators, by enabling industrial-grade USB3 cameras to be extended well past the current five-meter limit, to distances of up to 100 meters, all over a single Category 6a cable.

Based on the Valens VS6320 chip, this new product supports the transmission of high-speed USB3.2 Gen1 traffic, alongside USB2.0, control signals, and 25W of power. By converging data, controls, and power over one cable, Valens’ extender eliminates the need for multiple cables, simplifying system architecture and significantly reducing installation costs.

Valens’ solution is designed for industrial environments, featuring a robust, fanless design and flexible mounting options that ensure reliability and ease of integration. The extender’s diagnostic capabilities provide continuous monitoring of link quality, allowing for 24/7 operation in critical applications.

“This product represents a significant milestone for Valens as we expand into the industrial market,” said Gabi Shriki, SVP, Head of Audio-Video Business at Valens Semiconductor. “In addition to providing an immediate solution for system integrators in the industrial domain, this extender allows manufacturers to repurpose their large portfolios of USB3-based cameras for applications that require long link distances – without any redesign of the cameras. We’re hearing excitement for this product, and we anticipate that it will be swiftly and widely adopted within the industry.”

The USB3 and Power Industrial Extender will make its public unveiling, alongside other VS6320 and VA7000 based innovations, at the Valens booth (10F80) at VISION in Stuttgart, on October 8-10, 2024.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com